TSX, NYSE – HBM
2017 No. 6

Hudbay Announces First Quarter 2017 Results

Toronto, Ontario, May 3, 2017 – Hudbay Minerals Inc. (“Hudbay” or the “company”) (TSX, NYSE:HBM) today released its first quarter 2017 financial results. All amounts are in U.S. dollars, unless otherwise noted.

Summary:

•	Operating cash flow per share[1] of $0.34 and loss per share of $0.01, impacted by lower sales volumes from timing of shipments in the first quarter of 2017
•	Consolidated cash cost[1] , net of by-product credits, of $0.88 per pound of copper and all-in sustaining cash cost[1] , net of by-product credits, of $1.46 per pound of copper in the first quarter
•	Reduced net debt[1] position by $50 million in the first quarter of 2017 and had total liquidity of $433 million as at March 31, 2017, up from $391 million at December 31, 2016
•	Released an updated mine plan for Lalor and a feasibility study for Rosemont during the first quarter
•	On track to meet production and cost guidance for 2017

In the first quarter of 2017, operating cash flow before change in non-cash working capital increased to $80.6 million from $71.9 million in the first quarter of 2016, mainly as a result of higher copper and zinc prices, partially offset by lower copper sales volumes.

“We had another quarter of positive free cash flow generation, allowing further debt repayment during the quarter, despite shipment timing and mill maintenance that negatively impacted our first quarter results,” said Alan Hair, president and chief executive officer. “Our focus for 2017 remains on delivering on our operating targets, debt reduction and advancing the high-return, in-house brownfield opportunities at Lalor and Pampacancha, and we are well on-track to deliver on these objectives.”

The net loss and loss per share in the first quarter of 2017 were $2.3 million and $0.01, respectively, compared to a net loss and loss per share of $15.8 million and $0.07, respectively, in the first quarter of 2016.

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1 Operating cash flow per share, cash cost and all-in sustaining cash cost per pound, net of by-product credits, and net debt are not recognized under IFRS. For a detailed description of each of these non-IFRS financial performance measures used in this news release, please see the discussion under “Non-IFRS Financial Performance Measures” beginning on page 6 of this news release.

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2017 No. 6

Net loss and loss per share in the first quarter of 2017 were affected by, among other things, the following items:

	Pre-tax gain	After-tax gain
	(loss)	(loss)	Per share
	($ millions)	($ millions)	($/share)
Constancia insurance recovery	8.7	5.6	0.02
Mark-to-market of various items	(2.6)	(2.4)	(0.01)
Transfer of accumulated foreign exchange losses from equity on wind-up of subsidiaries	(3.0)	(3.0)	(0.01)
Non-cash deferred tax adjustments	-	(6.5)	(0.03)

Sales of copper concentrate and zinc metal were lower than prior quarters due to several factors, including low Peru concentrate inventories at December 31, 2016 and sales near the end of the first quarter with delivery terms whereby revenue can only be recognized upon delivery in the subsequent quarter.

Copper-equivalent production2 in the first quarter of 2017 was lower than the past several quarters due to reduced grades at Constancia in line with the mine plan and reduced mill throughput in both Peru and Manitoba due to planned and unplanned maintenance in the first quarter. In the first quarter of 2017, consolidated cash cost per pound of copper produced, net of by-product credits, was $0.88, a significant decrease compared to $1.15 in the same period last year as a result of higher by-product credits. Incorporating sustaining capital, capitalized exploration, royalties and corporate selling and administrative expenses, consolidated all-in sustaining cash cost per pound of copper produced, net of by-product credits, in the first quarter of 2017 declined to $1.46 from $1.80 in the first quarter of 2016. The decline was driven by higher by-product credits and lower sustaining capital expenditures.

Cash and cash equivalents decreased by $14.3 million in the first quarter to $132.6 million as at March 31, 2017. This decrease was mainly a result of principal repayments of $64.1 million to Hudbay’s credit and equipment facilities, $40.6 million of capital investments primarily at the Peru and Manitoba operations and interest payments of $11.4 million, which were partially offset by cash generated from operating activities of $110.4 million. Working capital decreased by $34.6 million in the first quarter to $87.0 million as at March 31, 2017, primarily due to reduced receivables from the timing of sales and statutory payments from Peru, partially offset by increased inventories as a result of the timing of concentrate shipments.

Net debt declined by $49.8 million to $1,035.5 million during the first quarter of 2017, as Hudbay repaid $60.0 million in drawings under its revolving credit facilities. At March 31, 2017, Hudbay had total liquidity of $432.9 million, including cash and available credit facilities, up from $390.8 million at December 31, 2016.

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2 Production on a copper-equivalent basis is calculated by converting contained metal in concentrate produced at realized prices.

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2017 No. 6

Financial Condition ($000s)	Mar. 31, 2017	Dec. 31, 2016
Cash and cash equivalents	132,583	146,864
Total long-term debt	1,168,052	1,232,164
Net debt[1]	1,035,469	1,085,300
Working capital	86,959	121,539
Total assets	4,357,812	4,456,556
Equity	1,762,817	1,763,212

Financial Performance	Three months ended
($000s except per share and cash cost amounts)	Mar. 31
	2017	2016
Revenue	253,157	253,625
Cost of sales	204,007	225,702
Profit (loss) before tax	12,693	(16,888)
Loss	(2,305)	(15,788)
Basic and diluted loss per share	(0.01)	(0.07)
Operating cash flow before change in non-cash working capital	80,595	71,889
Operating cash flow per share[1]	0.34	0.31

1 Net debt and operating cash flow per share are non-IFRS financial performance measures with no standardized definition under IFRS. For further information, please see page 6 of this news release.

Production and Cost Performance		Three months ended			Three months ended
		Mar. 31, 2017			Mar. 31, 2016
		Peru	Manitoba	Total	Peru	Manitoba	Total
Contained metal in concentrate produced[1]
Copper	tonnes	27,211	7,520	34,731	29,143	9,736	38,879
Gold	oz	3,935	16,788	20,723	5,752	21,493	27,245
Silver	oz	539,534	198,360	737,894	508,994	213,922	722,916
Zinc	tonnes	-	30,570	30,570	-	23,376	23,376
Payable metal in concentrate sold
Copper	tonnes	18,565	7,850	26,415	31,273	10,646	41,919
Gold	oz	1,475	23,995	25,470	7,380	10,337	17,717
Silver	oz	383,263	293,302	676,565	666,083	108,226	774,309
Refined zinc	tonnes	-	26,832	26,832	-	25,420	25,420

Cash cost[2]	$/lb	1.30	(0.66)	0.88	1.15	1.14	1.15
Sustaining cash cost[2]	$/lb	1.61	0.28		1.49	2.32
All-in sustaining cash cost[2]	$/lb			1.46			1.80

1 Metal reported in concentrate is prior to deductions associated with smelter contract terms.
2 Cash cost, sustaining cash cost and all-in sustaining cash cost per pound of copper produced, net of by-product credits, are non-IFRS financial performance measures with no standardized definition under IFRS. For further information, please see page 6 of this news release.

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2017 No. 6

Peru Operations Review

During the first quarter of 2017, the Constancia mine produced 27,211 tonnes of copper, 3,935 ounces of gold and 539,534 ounces of silver, which was lower than prior quarters due to lower grades and throughput.

Ore mined at Constancia during the first quarter of 2017 increased by 6% compared to the same period in 2016 as the company wanted to increase stockpiles to improve the ability to blend ore at the processing plant. Mined and milled copper grades in the first quarter were approximately 5% lower than the same period in 2016 as the company entered lower grade phases of the mine. Mill throughput during the first quarter of 2017 was affected by scheduled and unscheduled maintenance.

Recoveries of copper and gold were lower in the first quarter of 2017, compared to the same period in 2016, as a result of increased mixed and high zinc ore. Silver recoveries improved, also as a result of the ore feed.

Combined mine, mill, and general and administrative (“G&A”) unit operating costs in the first quarter of 2017 were 19% higher than the same period in 2016 as a result of increased plant maintenance, costs of operating the molybdenum plant at significantly higher rates, and higher than usual community spending commitments.

Cash cost, net of by-product credits, for the three months ended March 31, 2017 was $1.30 per pound of copper produced, an increase of 13% from the same period in 2016 as a result of decreased copper production and increased plant maintenance, higher community spending and lower gold by-product credits.

Sustaining cash cost, net of by-product credits, for the three months ended March 31, 2017 was $1.61 per pound of copper produced, an increase of 8% from the same period in 2016 as a result of the factors noted above, partially offset by lower deferred stripping costs and royalties.

During the first quarter of 2017, an initial collective agreement was signed with the union at Constancia to cover a one year period from November 2016 to November 2017.

Hudbay expects to meet production and cost guidance at Constancia for the year.

Manitoba Operations Review

For the first quarter of 2017, the Manitoba operations produced 7,520 tonnes of copper, 30,570 tonnes of zinc, and 19,622 ounces of precious metals. Production of copper, gold and silver was lower than the first quarter of 2016 by 23%, 22% and 7%, respectively, mainly as a result of lower mill throughput as well as lower grades from the Lalor and Reed mines. Zinc production was 31% higher in the first quarter of 2017 compared to the first quarter of 2016 as a result of higher zinc grades at 777 and Lalor as well as higher zinc recoveries. Production is expected to be within guidance ranges as Lalor ore production increases and mill throughput improves.

Ore production at the Manitoba mines for the first quarter of 2017 decreased by 6% compared to the same period in 2016 as a result of lower production at the 777 mine, partially offset by higher production at the Lalor and Reed mines. Copper and gold grades in the first quarter of 2017 were lower than the first quarter of 2016 by 17% and 13%, respectively, while zinc and silver grades were higher than in 2016 by 39% and 7%, respectively. In support of the plan to grow Lalor’s ore production rates to 4,500 tonnes per day, substantial operating and capital development work was undertaken at Lalor during the first quarter of 2017 and is expected to continue throughout the remainder of the year. With the production ramp up underway, waste development was accelerated to match the stope backfill requirements and will continue at higher rates until the commissioning of the paste backfill plant. The initial forecast for 2017 targeted mining of three high-grade stopes with plans to leave these stopes open and their mining sequence idle until filled with paste backfill in early 2018. A revised mine plan has accelerated the mining of 250,000 tonnes from the high-grade bulk mining areas and cemented rock filling has been implemented to alleviate ore losses to the associated pillars. The net effect of this revision is expected to increase cash flow for the year over the base plan and result in higher unit costs until the paste plant is commissioned, as described in the recently filed 43-101 technical report for Lalor.

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2017 No. 6

Ore processed in Flin Flon in the first quarter of 2017 was 13% lower than the same period in 2016 as a result of unscheduled maintenance. Zinc recovery was 8% higher in the first quarter of 2017 compared to the first quarter in 2016 as a result of higher head grades. Unit operating costs at the Flin Flon concentrator were 34% higher in the first quarter of 2017 compared to the same period in 2016 as a result of lower production and increased maintenance costs.

Ore processed and recoveries at the Stall concentrator in the first quarter of 2017 were fairly consistent compared to the same period in 2016. Unit operating costs at the Stall concentrator were 66% higher in the first quarter of 2017 compared to the first quarter of 2016 as a result of damage to the crusher in December 2016 which necessitated the use of higher-cost temporary crushing facilities during the first quarter. Repairs have been completed and the mill resumed the use of its permanent crushing circuit in April 2017.

Manitoba combined mine, mill and G&A unit operating costs in the first quarter of 2017 were 26% higher than in the same period in 2016 as a result of lower overall production, and higher costs at the mines and mills for the reasons outlined above. Combined unit costs are expected to be within the guidance range for 2017.

Cash cost, net of by-product credits, in the first quarter of 2017 was negative $0.66 per pound of copper produced, compared to $1.14 in the first quarter of 2016. The decrease is primarily a result of increased by-product credits. Sustaining cash cost, net of by-product credits, in the first quarter of 2017 was $0.28 per pound of copper produced, compared to $2.32 in 2016. The decrease resulted from the same factor described above as well as reduced capital expenditures.

Lalor and Rosemont 43-101 Technical Reports

On March 30, 2017, Hudbay published an updated mine plan for the Lalor base metal zone that enables cost-effective production growth by optimizing the use of existing infrastructure. With a modest capital investment, the optimized throughput rate for the Stall base metal mill is expected to be 4,500 tonnes per day on a sustainable basis starting in the third quarter of 2018. In addition, the 2015 acquisition of the New Britannia gold mill in Snow Lake is being evaluated as a potential low-cost solution to process the gold zone and copper-gold zone ore at optimal gold recovery rates, with the potential to augment the base metal production from the Stall mill and utilize the full 6,000 tonnes per day capacity of the Lalor shaft.

Also on March 30, 2017, Hudbay published a feasibility study for its Rosemont project. Since Rosemont’s acquisition, Hudbay has completed an extensive work program, including in-fill drilling, detailed metallurgical test work, and a bottom-up approach to cost estimation, along with other feasibility-level work, as summarized in the Rosemont technical report. The Rosemont project will be a traditional open pit, shovel and truck operation with an expected 19-year mine life. Rosemont is expected to generate an after-tax, unlevered internal rate of return of 15.5%, using a long-term copper price of $3.00 per pound of copper. Development of Rosemont is conditional upon receipt of final permits and the approval of Hudbay’s Board of Directors.

The permitting process for Rosemont is well advanced and continues to progress. The key federal permits outstanding are the Final Record of Decision from the U.S. Forest Service and the Section 404 Water Permit from the U.S. Army Corps of Engineers. These federal permits are currently advancing through the final stages of the review process. All State of Arizona permits and approvals have been issued for Rosemont and remain in force and are current. The project design included in the Rosemont technical report is specifically intended to meet the impacts analyzed and commitments outlined in the federal and state permits.

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2017 No. 6

National Instrument 43-101 technical reports in respect of Lalor and Rosemont were filed on March 30, 2017 and are available on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Non-IFRS Financial Performance Measures

Operating cash flow per share is included in this news release because the company believes it help investors and management evaluate changes in cash flow generated from the various operations while taking into account changes in shares outstanding. Net debt is shown because it is a performance measure used by the company to assess its financial position. Cash cost, sustaining and all-in sustaining cash cost per pound of copper produced are shown because the company believes they help investors and management assess the performance of its operations, including the margin generated by the operations and the company. These measures do not have a meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other issuers. These measures should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS and are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate these measures differently. For further details on these measures, including reconciliations to the most comparable IFRS measures, please refer to page 28 of Hudbay’s management’s discussion and analysis for the three months ended March 31, 2017 available on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Website Links

Hudbay:

www.hudbay.com

Management’s Discussion and Analysis:

http://www.hudbayminerals.com/files/doc_financials/2017/Q1/17MDA1.pdf

Financial Statements:

http://www.hudbayminerals.com/files/doc_financials/2017/Q1/17FS1.pdf

Conference Call and Webcast

Date:	Thursday, May 4, 2017

Time:	10 a.m. ET

Webcast:	www.hudbay.com

Dial in:	416-849-1847 or 1-866-530-1554

TSX, NYSE – HBM
2017 No. 6

Qualified Person

The technical and scientific information in this news release related to the Constancia mine and Rosemont project has been approved by Cashel Meagher, P. Geo, Hudbay’s Senior Vice President and Chief Operating Officer. The technical and scientific information related to the Manitoba sites and projects contained in this news release has been approved by Robert Carter, P. Eng, Hudbay’s Lalor Mine Manager. Messrs. Meagher and Carter are qualified persons pursuant to NI 43-101. For a description of the key assumptions, parameters and methods used to estimate mineral reserves and resources, as well as data verification procedures and a general discussion of the extent to which the estimates of scientific and technical information may be affected by any known environmental, permitting, legal title, taxation, sociopolitical, marketing or other relevant factors, please see the Technical Reports for the company’s material properties as filed by Hudbay on SEDAR at www.sedar.com.

Forward-Looking Information

This news release contains forward-looking information within the meaning of applicable Canadian and United States securities legislation. All information contained in this news release, other than statements of current and historical fact, is forward-looking information. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects”, “budget”, “guidance”, “scheduled”, “estimates”, “forecasts”, “strategy”, “target”, “intends”, “objective”, “goal”, “understands”, “anticipates” and “believes” (and variations of these or similar words) and statements that certain actions, events or results “may”, “could”, “would”, “should”, “might” “occur” or “be achieved” or “will be taken” (and variations of these or similar expressions). All of the forward-looking information in this news release is qualified by this cautionary note.

Forward-looking information includes, but is not limited to, production, cost and capital and exploration expenditure guidance, anticipated production at the company’s mines and processing facilities, the anticipated timing, cost and benefits of developing the Rosemont project, Pampacancha deposit and Lalor growth projects, anticipated mine plans, anticipated metals prices and the anticipated sensitivity of the company’s financial performance to metals prices, events that may affect its operations and development projects, the permitting, development and financing of the Rosemont project, the potential to increase throughput at the Stall mill and to refurbish the New Britannia mill and utilize it to process ore from the Lalor mine, anticipated cash flows from operations and related liquidity requirements, the anticipated effect of external factors on revenue, such as commodity prices, estimation of mineral reserves and resources, mine life projections, reclamation costs, economic outlook, government regulation of mining operations, and business and acquisition strategies. Forward-looking information is not, and cannot be, a guarantee of future results or events. Forward-looking information is based on, among other things, opinions, assumptions, estimates and analyses that, while considered reasonable by Hudbay at the date the forward-looking information is provided, inherently are subject to significant risks, uncertainties, contingencies and other factors that may cause actual results and events to be materially different from those expressed or implied by the forward-looking information.

The material factors or assumptions that Hudbay identified and were applied by the company in drawing conclusions or making forecasts or projections set out in the forward-looking information include, but are not limited to:

•	the success of mining, processing, exploration and development activities;
•	the scheduled maintenance and availability of Hudbay’s processing facilities;
•	the sustainability and success of Hudbay’s cost reduction initiatives;
•	the accuracy of geological, mining and metallurgical estimates;
•	anticipated metals prices and the costs of production;
•	the supply and demand for metals that Hudbay produces;
•	the supply and availability of all forms of energy and fuels at reasonable prices;
•	no significant unanticipated operational or technical difficulties;

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2017 No. 6

•	the execution of Hudbay’s business and growth strategies, including the success of its strategic investments and initiatives;
•	the availability of additional financing, if needed;
•	the ability to complete project targets on time and on budget and other events that may affect Hudbay’s ability to develop its projects;
•	the timing and receipt of various regulatory, governmental and joint venture partner approvals;
•	the availability of personnel for Hudbay’s exploration, development and operational projects and ongoing employee relations;
•	the ability to secure required land rights to develop the Pampacancha deposit;
•

maintaining good relations with the communities in which Hudbay operates, including the communities surrounding its Constancia mine and Rosemont project and First Nations communities surrounding its Lalor and Reed mines;

•	no significant unanticipated challenges with stakeholders at Hudbay’s various projects;
•	no significant unanticipated events or changes relating to regulatory, environmental, health and safety matters;
•	no contests over title to Hudbay’s properties, including as a result of rights or claimed rights of aboriginal peoples;
•	the timing and possible outcome of pending litigation and no significant unanticipated litigation;
•	certain tax matters, including, but not limited to current tax laws and regulations and the refund of certain value added taxes from the Canadian and Peruvian governments; and
•	no significant and continuing adverse changes in general economic conditions or conditions in the financial markets (including commodity prices and foreign exchange rates).

The risks, uncertainties, contingencies and other factors that may cause actual results to differ materially from those expressed or implied by the forward-looking information may include, but are not limited to, risks generally associated with the mining industry, such as economic factors (including future commodity prices, currency fluctuations, energy prices and general cost escalation), uncertainties related to the development and operation of Hudbay’s projects (including risks associated with the permitting, development and economics of the Rosemont project and related legal challenges), risks related to the maturing nature of the 777 and Reed mines and their impact on the related Flin Flon metallurgical complex, dependence on key personnel and employee and union relations, risks related to the schedule for mining the Pampacancha deposit (including the timing and cost of acquiring the required surface rights), risks related to the cost schedule and economics of the capital projects intended to increase processing capacity for Lalor ore, risks related to political or social unrest or change, risks in respect of aboriginal and community relations, rights and title claims, operational risks and hazards, including unanticipated environmental, industrial and geological events and developments and the inability to insure against all risks, failure of plant, equipment, processes, transportation and other infrastructure to operate as anticipated, compliance with government and environmental regulations, including permitting requirements and anti-bribery legislation, depletion of Hudbay’s reserves, volatile financial markets that may affect Hudbay’s ability to obtain additional financing on acceptable terms, the failure to obtain required approvals or clearances from government authorities on a timely basis, uncertainties related to the geology, continuity, grade and estimates of mineral reserves and resources, and the potential for variations in grade and recovery rates, uncertain costs of reclamation activities, the company’s ability to comply with its pension and other post-retirement obligations, Hudbay’s ability to abide by the covenants in its debt instruments and other material contracts, tax refunds, hedging transactions, as well as the risks discussed under the heading “Risk Factors” in the company’s most recent Annual Information Form.

Should one or more risk, uncertainty, contingency or other factor materialize or should any factor or assumption prove incorrect, actual results could vary materially from those expressed or implied in the forward-looking information. Accordingly, you should not place undue reliance on forward-looking information. Hudbay does not assume any obligation to update or revise any forward-looking information after the date of this news release or to explain any material difference between subsequent actual events and any forward-looking information, except as required by applicable law.

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2017 No. 6

Note to United States Investors

This news release has been prepared in accordance with the requirements of the securities laws in effect in Canada, which may differ materially from the requirements of United States securities laws applicable to U.S. issuers.

About Hudbay

Hudbay (TSX, NYSE: HBM) is an integrated mining company producing copper concentrate (containing copper, gold and silver) and zinc metal. With assets in North and South America, the company is focused on the discovery, production and marketing of base and precious metals. Directly and through its subsidiaries, Hudbay owns four polymetallic mines, four ore concentrators and a zinc production facility in northern Manitoba and Saskatchewan (Canada) and Cusco (Peru), and a copper project in Arizona (United States). The company’s growth strategy is focused on the exploration and development of properties it already controls, as well as other mineral assets it may acquire that fit its strategic criteria. Hudbay’s vision is to become a top-tier operator of long-life, low-cost mines in the Americas. Hudbay’s mission is to create sustainable value through the acquisition, development and operation of high-quality and growing long-life deposits in mining-friendly jurisdictions. The company is governed by the Canada Business Corporations Act and its shares are listed under the symbol "HBM" on the Toronto Stock Exchange, New York Stock Exchange and Bolsa de Valores de Lima. Hudbay also has warrants listed under the symbol “HBM.WT” on the Toronto Stock Exchange and “HBM/WS” on the New York Stock Exchange.

For further information, please contact:

Candace Brûlé
Director, Investor Relations
(416) 814-4387
candace.brule@hudbay.com